

Mail Stop 7010

January 23, 2007

via U.S. mail and facsimile

Ness Lakdawala, Chief Executive Officer
Dectron Internationale Inc.
4300 Poirier Blvd
Montreal, Quebec, Canada   HH4 2C5

> **RE: Dectron Internationale Inc.**
> **Form 10- K for the Fiscal Year Ended January 31, 2006**
> **Filed May 22, 2006**
> **File No. 001-14503**

Dear Mr. Lakdawala:

We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 31, 2006

Results of Operations, page 10

1. In comment one of our letter to you dated December 3, 2003, we requested that you provide in your management's discussion and analysis an explanation of the financial condition and results of operations, as opposed to merely repeating statistical data that is readily available from the face of your financial statements. In your letter to us dated March 2, 2004, you agreed to comply with this comment; however, we note the following:

   - You disclose that gross margin percentage rebounded in the fourth quarter but provide no discussion as to the reason for this change. In this regard, we note from your selected quarterly financial data that gross profit increased by 45% or more in the fourth quarter as compared to the other quarters in the 2006 fiscal year. Please tell us what caused this significant increase in gross margin. Furthermore, in future filings please provide an analysis of material changes and the positive or negative impact on future operations.
   - You disclose the gross margin percentage declined because of higher base metal material costs and aggressive pricing strategies in certain HVAC markets. Your disclosure should also quantify the effect each of these components had on the decrease of your gross margin percentage. Additionally, in future filings please discuss these pricing strategies and expected cost savings in future periods.
   - You discuss selling, general and administrative expenses on page 11. Your analysis doesn't quantify the change in selling expense attributed to each of the components that you have identified as driving this change. Furthermore, you disclose that general and administrative expenses increased 10% from 2005 to 2006, which is information that is readily obtainable from the face of the statement of operations, but you do not provide a discussion of the factors that account for this increase. In future filings please provide a more robust analysis regarding the changes and future trends impacting selling, general and administrative and other expenses.

   Refer to SEC Release 33-8350 "Interpretation – Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" for guidance.

EBITDA, page 12

2. We note that you disclose that many in the industry use EBITDA as a measurement of operational performance. You have not fully disclosed the required information set forth in Item 10(e) of Regulation S-K. Please tell us the

reasons why management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations. Refer to Questions 8, 9 and 15 of the Division's "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" for additional guidance.

3. You adjust EBITDA to add back items related to discontinued operations and loan receivable write-down. In future filings please do not refer to your non-GAAP measure as EBITDA, as this acronym implies that you have adjusted earnings only for interest, taxes, depreciation and amortization. Alternatively, in future filings please remove the adjustment for discontinued operations and loan receivable write-down.

Contractual Commitments and Other Obligations, page 15

4. To increase the transparency of cash flow, in future filings please revise your table of contractual obligations to include scheduled interest payments. To the extent that the interest rates are variable and unknown, you may use your judgment to determine whether or not to include estimates of future variable rate interest payments in the table or in a footnote to the table. Regardless of whether you decide to include variable rate estimated interest payments in the table or in a footnote, you should provide appropriate disclosure with respect to your assumptions.

Item 9A – Controls and Procedures, page 19

5. We note your statement that "based upon our management's evaluation, our chief executive officer and chief financial officer have concluded that, as of January 31, 2006, the disclosure and internal accounting controls provide reasonable assurance that information required…". Tell us whether your certifying officers have reached a conclusion that your disclosure controls and procedures are *effective*. In future filings, please clearly state your officers' conclusions regarding the effectiveness of your disclosure controls and procedures.

Consolidated Balance Sheets

6. In future filings, please present the $1.9 million in notes receivable from executives for the sale of stock separately in the balance sheet as a deduction from stockholders' equity.

Consolidated Statements of Cash Flows

7. We note that you adjust net earnings (loss) from continuing operations, rather than net income (loss), to reconcile to net cash flow from operating activities.

This presentation is not consistent with paragraph 28 of SFAS 95. Please revise your presentation in future filings to comply with the referenced guidance.

8. Tell us why the proceeds from the sales described in Note 15 are not reported as investing activities on the statement of cash flows.

Note 8 – Intangibles, page 18

9. Please tell us why goodwill increased by 9% from 2005 to 2006. Please disclose and describe in future filings changes in the carrying amount of goodwill.

Note 9 – Bank Loans, page 18

10. You disclose that as of January 31, 2006, you did not meet certain financial ratios within the covenants of the authorized credit facilities. Please clarify whether any of the loans included in long-term debt are subject to these covenants. If so, please tell us why you did not classify this debt as a current liability. Refer to EITF 86-30 for guidance.

Note 15 – Discontinued Operations, page 23

11. Please clarify the date of sale of the selected assets related to the industrial products and sheet metal divisions of IPAC 2000 Inc. discussed in Note 15. If applicable, please explain the circumstances resulting in a period of more than twelve months passing between the plan initiated in fiscal year 2004 and the actual sale of particular assets and explain how the plan to sell these assets met the criteria in paragraphs 30 and 31 of SFAS 144.

Note 19 – Segments, page 27

12. We note that you disclose one reportable segment. It appears that you have several operating segments based on the descriptions of your business units (Dectron, RefPlus, Thermoplus Air, Circul-Aire and International Water Makers). Please tell us how you considered the guidance of paragraph 10 of SFAS 131 in determining your operating segments. Please also provide us the internal reports provided to your chief operating decision maker (CODM) for the fiscal years ended 2006 and 2005.

If you determine that you have more than one operating segment, citing factors set forth in paragraph 17 of SFAS 131, please discuss how you concluded it was appropriate to aggregate. As part of your aggregation analysis, please provide us with an analysis that includes historical revenues, gross profits, gross profit margins, operating profits, and operating profit margins, along with any other information you believe would be useful for each of your operating segments to help us understand how these operations are economically similar. Please also address any differences in the trends these financial indicators depict (e.g. if gross profit margin is decreasing for one operation and increasing for another).

We remind you that the determination of your operating and reportable segments should be based on the guidance set forth in SFAS 131 and not based on whether you believe that you design or manufacture only one type of product (personalized air quality systems).

* * * *

As appropriate, respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. Lakdawala
Dectron Internationale Inc
January 23, 2007
Page 6

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief